SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing




(Check One)

[ ] Form 10-K and Form 10-KSB       [ ] Form 11-K
[ ] Form 20-F     [X] Form 10-Q and Form 10-QSB      [ ] Form N-SAR

         For period ended     June 30, 1997
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[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition  Report on Form 11-K
[X] Transition  Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

         For the transition period ended
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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION


     Full name of registrant      DCX, Inc.
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     Former name if applicable
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                              3002 No. St. Hyw 83
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            Address of principal executive office (Street and Number)


                            Franktown, CO 80118-0569
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                            City, State and Zip Code

                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box).

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  [X}     (b)  The subject annual report,  semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          [(c) The  accountant's  statement  or other  exhibit  required by Rule
               12b-25(c) has been attached if applicable.


PART III NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company is awaiting finalization of certain data and information which will not be completed prior to the due date for the Form 10-Q.

PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

  FREDERICK G. BEISSER                  303                  688-6070
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        (Name)                      (Area Code)         (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                        [x] Yes        [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [x] Yes        [ ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



Quarterly results of operations amounted to net income of approximately $44,000 or one cent per share on revenue of $1,427,786 for the three month period ended June 30, 1997 as compared to a loss of $372,179 or $(.09) per share on revenue of $1,611,647 for the same period of the prior year. Improved results were attributable mainly to absence of a reserve for litigation settlement recorded in fiscal year 1996 third quarter. Year to date results were revenue of $3,964,929 and net income of $322,390 or $.07 per share versus revenue of $3,683,117 in the prior year resulting in a net loss of $374,179 or $(.09) per share.



                                    DCX, INC.
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                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date August 14, 1997               By: /s/ FREDERICK G. BEISSER
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                                       Frederick G. Beisser, CFO

                                    ATTENTION

            Intentional misstatements or omissions of fact constitute
               Federal criminal violations (see 18 U.S.C. 1001).